THE HACKETT GROUP, INC.

1001 Brickell Bay Drive, Suite 3000

Miami, Florida 33131

September 29, 2020

Via Email and EDGAR

Mr. Lyn Shenk

Mr. Abe Friedman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Hackett Group, Inc.
Form 10-K for Fiscal Year Ended December 27, 2019
Filed March 5, 2020
Form 8-K Furnished August 4, 2020
File No. 333-48123
SEC Comment Letter dated September 21, 2020

Dear Messrs. Shenk and Friedman,

On behalf of The Hackett Group, Inc. (the “Company”), set forth below is the response to your comment letter dated September 21, 2020, relating to the Company’s Form 8-K furnished to the Securities and Exchange Commission (the “SEC”) on August 4, 2020.

The responses are keyed to correspond to the numbered paragraphs in your comment letter, which have been retyped herein in bold for ease of reference.

Form 8-K Furnished August 4, 2020

Exhibit 99.1

Second Quarter 2020 Results, page 1

1.	In your earnings release for the Quarter Ended June 26, 2020, and for prior quarters, we note your presentation of non-GAAP financial measures, and have the following comments:

•

In the initial bullet point to your earnings release you highlight your non-GAAP proforma EPS measure prior to presenting the comparable GAAP loss per share. When presenting non-GAAP measures in your earnings release, please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the staff’s Compliance and Disclosure Interpretation on Non-GAAP Financial Measures (“C&DI’s”).

•

On the last page of your earnings release you present “pro forma return on equity” without presenting the comparable GAAP measure. Please present the comparable GAAP measure and required non-GAAP disclosures consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

Response to Comment 1:

The Company acknowledges the Staff’s comment. The Company confirms that in future earnings releases, when presenting non-GAAP financial measures, the Company will present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. In addition, when presenting pro forma return on equity in future earnings releases, the Company will present the most directly comparable GAAP measure with equal or greater prominence along with the required non-GAAP disclosures consistent with Item 10(e)(1)(i)(A) of Regulation S-K.

*  *  *

We acknowledge that the Company and its management are responsible for the adequacy and accuracy of their disclosures. We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please direct such questions to the undersigned at (786) 497-7820 or rramirez@thehackettgroup.com.

Sincerely,

/s/ Robert A. Ramirez
Robert A. Ramirez
Executive Vice President, Finance and Chief Financial Officer